Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (10/2018)

Date, Time and Location:

September 19, 2018, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1.343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors duly signed; and (ii) Mr. Paulo Guilherme Aguiar Cunha, as a Chairman Emeritus of the Board of Directors.

Agenda and Decisions:

1.	The members of the Board of Directors discussed and were updated on projects previously approved by the Board of Directors, as well as on the Company’s management planning.

2.	The members of the Board of Directors were updated on the compliance and internal controls program adopted by the Company.

3.

The Board of Directors approved the proposal submitted by the Company’s Executive Board to review the Company’s Competition Policy, as a continuous improvement process. The minutes of the Policy will be filed at the Company’s headquarters.

4.

The Directors approved, based on the Company’s Stock-Based incentive Plan approved at the Annual and Extraordinary General Shareholders’ Meeting of the Company held on April 19, 2017 (the “Plan”), notably in item 4.2 of the Plan:

(i)

the 2nd Incentive Program Based on Restricted Stock (“2nd Restricted Stock Program”), which shall be filed at the Company’s headquarters, which sets forth, amongst other provisions, the usufruct of equity rights on all shares to the 2nd Incentive Based on Restricted Stock Program in favor of the participants; the vesting period of six years for the transference of the usufruct shares’ property as from the signing of the contract; and price and form of payment; always pursuant to the provisions of the Plan.

(ii)

the list that is filed at the Company’s headquarters, with the participants appointed to take part in the 2nd Restricted Stock Program and the number of shares granted to each participant, as per the appointments of the Company’s People and Organization Committee, authorizing the signature of such programs herein approved, pursuant to draft filed at the Company’s headquarters, as well as the grant of usufruct and transfer of shares, pursuant to the terms and conditions provided in each agreement. The members of the Board of Directors are not eligible to the approved program.

The Company’s Executive Officers are hereby authorized to practice all acts and to execute all and any document required to perform this resolution.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors)